SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release   **ANGLOGOLD ASHANTI COMPLETES TRANSACTION TO ACQUIRE 15.9% DIRECT INTEREST IN B2GOLD AND INCREASE B2GOLD'S INTEREST IN CERTAIN COLOMBIAN PROPERTIES**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 76 Jeppe Street \ Newtown \ 2001 \ South Africa
Tel +27 (0) 11 637 6000 \ Fax +27 (0) 11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA14.08

16 May 2008

ANGLOGOLD ASHANTI COMPLETES TRANSACTION TO ACQUIRE 15.9% DIRECT INTEREST IN B2GOLD AND INCREASE B2GOLD'S INTEREST IN CERTAIN COLOMBIAN PROPERTIES

AngloGold Ashanti Limited ("AngloGold Ashanti") is pleased to announce that it has completed the transaction with B2Gold Corp ("B2Gold") as previously announced on 14 February 2008, under which:

- AngloGold Ashanti's existing right to receive 20% of the voting shares of B2Gold's wholly-owned subsidiary, Andean Avasca Resources Inc. (AARI), has been terminated;
- their existing Colombian joint venture arrangements have been amended; and
- B2Gold has acquired from AngloGold Ashanti additional interests in certain mineral properties in Colombia that were not included in the original joint venture agreement.

In exchange, B2Gold issued to AngloGold Ashanti's nominee 25 million common shares of B2Gold and 21.4 million share purchase warrants in B2Gold. The exercise price of the warrants is Cdn$3.34 with respect to 11,000,000 warrants and Cdn$4.25 with respect to the balance of the 10,400,000 warrants. Both tranches of warrants have a three-year term. Based on the 157,277,500 currently outstanding shares of B2Gold, AngloGold Ashanti will hold approximately 15.9% of B2Gold's issued and outstanding shares. AngloGold Ashanti's fully diluted interest in B2Gold upon the exercise of the 21.4 million warrants will be approximately 26%.

AngloGold Ashanti's purpose in effecting this transaction is to build on its Colombian strategy of continuing to leverage its first-mover advantage through developing its exploration projects, both in its own right and together with partners like B2Gold. Through the transaction, it will acquire a direct interest in B2Gold that will provide AngloGold Ashanti with exposure to B2Gold's global exploration programme, as well as participation in the underlying joint venture interests in Colombia that AngloGold Ashanti will retain with B2Gold.

As a result of the transaction:
- B2Gold retains 100% of AARI and no longer has an obligation to list AARI shares on a stock exchange;
- B2Gold acquires a 100% interest in the Miraflores property in Colombia from AngloGold Ashanti and a 100% interest (subject to AngloGold Ashanti retaining a 1% royalty) in the Mocoa property, a copper/molybdenum deposit located in the south of Colombia;
- AngloGold Ashanti transfers to B2Gold a 2% interest in the Gramalote joint venture and assigns to B2Gold other rights relating to Gramalote Limited, including AngloGold Ashanti's right to acquire an additional 24% interest in Gramalote, so that B2Gold will be entitled to a 51% interest in the Gramalote joint venture (AngloGold Ashanti retaining the remaining 49%);



- B2Gold takes over management of exploration of the Gramalote property and is responsible for expenditures to complete a feasibility study of the project by July 2010. The transfer of the 2% interest in the Gramalote joint venture to B2Gold is conditional on B2Gold completing the feasibility study by June 2010;
- AngloGold Ashanti transfers to the Gramalote joint venture its interests in additional land positions, of approximately 1 500 square kilometers in extent, located around the Gramalote deposit; and
- B2Gold's obligations, in terms of the extent of drilling required for it to earn in its interests in other Colombian properties under the Relationship, Farm-out and Joint Venture Agreement dated 8 November 2006 with AngloGold Ashanti and AARI, increase from 3 000 metres to 5 000 metres.

Commenting on the transaction, Richard Duffy, Executive Vice President: Business Development for AngloGold Ashanti said: "The conclusion of this agreement with B2Gold marks a further step in building a solid platform for AngloGold Ashanti's exploration activities in Colombia and maximising AngloGold Ashanti's exposure to the potential of this prospective country."

ENDS

Contacts

South Africa	Tel:	Mobile:	E-mail:
Charles Carter (Investor Relations)	+27 (0) 11 637-6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637-6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 16, 2008

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary